September 6, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Ms. Yolanda Guobadia
Mr. Mark Wojciechowski
	Re:	Forward Air Corporation
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 1, 2023
File No. 000-22490
Dear Messrs. Guobadia and Wojciechowski:
Forward Air Corporation (the “Company”) hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 30, 2023 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022. Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the Fiscal Year ended December 31, 2022

Signatures, page 77

1.We note that your annual report has been signed by your principal executive officer, principal financial officer, and twelve directors.

Please address the requirement in General Instruction (D)(2) to Form 10-K, which also requires the signature of your controller or principal accounting officer, and if applicable that any person who occupies more than one of the specified positions to indicate each capacity in which he or she has signed the report.

Please identify the person that either has or would be signing the report in their capacity as your controller or principal accounting officer.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Ms. Rebecca J. Garbrick, the Company’s Chief Financial Officer and Treasurer, fulfills the roles of principal financial officer and principal accounting officer and signs the Form 10-K in both capacities. The Company confirms that in future filings, if Ms. Garbrick serves as both principal financial officer and principal accounting officer, the Company will indicate each capacity in which she has signed the report.
We hope that this response adequately address the Staff’s concerns. If you have any further comments or concerns, please feel free to contact our counsel, Flora R. Perez, at perezf@gtlaw.com or by telephone at (954) 768-8210.

Very truly yours,
/s/ Rebecca J. Garbrick
Rebecca J. Garbrick Chief Financial Officer